U.S. Tiger Securities, Inc.

437 Madison Ave., 27th Floor

New York, NY 10022

September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eranga Dias Mr. Erin Purnell Ms. SiSi Cheng
Mr. Andrew Blume

Re:	APEX Global Solutions Limited
Registration Statement on Form F-1, as amended
File No. 333-289708

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representative of the several underwriters of the proposed offering of Class A ordinary shares of APEX Global Solutions Limited, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 29, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, acting on behalf of several underwriters, wish to advise you that through September 26, 2025, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated September 22, 2025, as appears to be reasonable to secure adequate distribution of the preliminary prospectus. The underwriters will distribute as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution.

The undersigned advises that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Sincerely,

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director

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